Ur-Energy Forms Bootheel Project, LLC
With Target Exploration & Mining

Denver, Colorado (CCNMatthews – June 11, 2007) Ur-Energy Inc. (TSX:URE) (“Ur-Energy”) is pleased to announce today that it has entered into an Exploration, Development and Mine Operating Agreement with Target Exploration & Mining (“Target”) to form the Bootheel Project, LLC (“Bootheel Project”) covering an area of known uranium occurrences in Albany County, Wyoming. The Bootheel Project covers a defined area of approximately 6,000 acres in the Shirley Basin area. The primary goal of the Bootheel Project is to move rapidly to the production of uranium, possibly by the In-Situ Recovery (“ISR”) mining method.

Under the terms of the Agreement, Ur-Energy contributed its Bootheel and Buck Point properties located within the Shirley Basin and comprised of 279 mining claims and two state leases. Target will contribute US$3,000,000 in expenditures and issue 125,000 shares to Ur-Energy over a four year period in order to earn a 75% participating interest in the two uranium properties. Target will be the operator of the Bootheel Project.

Bill Boberg, President, CEO & Director of Ur-Energy, stated, “We are impressed with the Target management and believe that they will be major contributors to the development of the Ur-Energy projects in the southeast Shirley Basin. While we concentrate our efforts on bringing Lost Creek and Lost Soldier into production, Target can complete the necessary work at Bootheel. Bringing Target in as a partner reinforces our commitment to bring value to our extensive database and to move our exploration projects forward.”

Uranium mineralization was intersected on both properties during the late 1970s and the mineralization has the potential to be recovered by ISR methods. Uranium was discovered in the Shirley Basin in 1955 and production continued until 1992. Although the majority of commercial production in the Shirley Basin was carried out by conventional mining methods, ISR methods were tested on several deposits.

Ur-Energy is a junior mining company completing mine planning, baseline studies and permitting activities to bring two uranium deposits in Wyoming into production by 2009. The company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The company’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.